Law Offices of
Gretchen Cowen, APC

6100 Innovation Way ▪ Carlsbad, California  92009
Telephone (760) 931-0903 ▪ Facsimile (760) 438-3026

July 26, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:           Ms. Lauren Nguyen, Attorney-Advisor

Re:	Pacific Entertainment Corporation Amendment No. 2 to Form 10-12G Filed July 13, 2011 File No. 000-54389

Dear Ms. Nguyen:

On behalf of Pacific Entertainment Corporation (the “Company”), we have set forth below the Company’s responses to the comment letter dated July 22, 2011 that the Company received from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to Amendment No. 2 to the registration statement on Form 10 (File No. 000-54389) (the “Registration Statement”) filed by the  Company on June 13, 2011.  All references to the “Registration Statement” herein are to Amendment No. 2 to the registration statement on Form 10 filed on May 4, 2011.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

Simultaneously herewith, the Company is filing Amendment No. 3 (the “Amendment”) to the Registration Statement. The Amendment has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment.

General

1.           We note your disclosure on page 4 that you anticipate that the initial product based on the research you commissioned into the use of a music-based curriculum will be ready for presentation to retailers in the third quarter of 2011 and that it will be available for sale in the fourth quarter of 2011. Please revise to provide a brief description of this product and how you plan to sell the curriculum.

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 26, 2011

Response:

The disclosure has been revised on page 4 in response to the Staff’s comment.

2.           We note that you have third party licensing agreements to develop musical products under other products. Please revise to disclose in an appropriate place the terms of these licensing agreements as it appears from your disclosure on page 12 that these licensing agreements are material to your business. Also, file these licensing agreements with the Form 10.

Response:

In order to clarify what is included in the category, the category has been renamed on page 12 with a corresponding change to the first quarter disclosure as “Licensed and Distributed Product.”  The product category includes the line of DVDs marketed under the brand “Pacific Entertainment Presents,” which was launched in 2010.  Corresponding changes have been made to that disclosure throughout the document to clarify that it is a DVD product line.  One agreement, a Distribution Agreement with Global Access Entertainment, Inc., has been described as requested on page 4 and attached to the Amendment as Exhibit 10.18.

The product category also contains remainder sales, which consist of overstocked DVDs purchased from studios by the Company and resold.  The Company does not have written agreements with either the studios or its distributors for those products.  Purchase and sale of overstocked items from studios is intermittent and unpredictable, and prices and terms vary from studio to studio.  As a result, the Company is unable to give a description of the general terms other than that the Company buys the product and resells it through its distribution channels. The disclosure has been revised on page 12 to clarify that growth  in the category is due to remainder sales and sales of the “Pacific Entertainment Presents”.

The remainder of that number includes sales made under several licenses, none of which are individually material under Item 601 of Regulation S-K.  These include the licenses from “Precious Moments,” “Guess How Much I Love You,” and the “Snowman.”  Because these other agreements are not material they have not been included as exhibits.  Disclosure including references to these licenses has been revised throughout the document to clarify that all products being sold under those licenses are currently developed - not “to be developed.”

***

Other changes include a correction to the beneficial ownership table on page 21, where 8,740 shares held by Jeanene G. Morgan had inadvertently been left out of the total for officers and directors as a group. The biographical information for Klaus Moeller has also been revised on page 23 to include changes in his positions held for other companies.  Finally, the market information table on page 29 has been updated to include the figures for the quarter ended June 30, 2011.

A letter from Klaus Moeller, Chief Executive Officer of the Company, with the following representations is annexed to this letter:

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
July 26, 2011

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of this letter and the Amendment, you have any additional questions or comments, please contact the undersigned at your convenience at (760) 931-0903.

Very Truly Yours, LAW OFFICES OF GRETCHEN COWEN, APC /s/ Gretchen Cowen Gretchen Cowen, Esq.

Encl.

cc:           Sonia Bednarowski
Patrick Kuhn
Lyn Shenk
(U.S. Securities & Exchange Commission)

cc:           Klaus Moeller
Jeanene Morgan
(Pacific Entertainment Corporation)

 5820 Oberlin Drive, Suite 203, San Diego, California 92121

July 26, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:           Ms. Lauren Nguyen, Attorney-Advisor

Re:	Pacific Entertainment Corporation Amendment No. 2 to Form 10-12G Filed July 13, 2011 File No. 000-54389

Dear Ms. Nguyen:

Reference is hereby made to that letter of even date herewith submitted by Gretchen Cowen of Law Offices of Gretchen Cowen, APC to you in response to the comment letter dated July 22, 2011 that Pacific Entertainment Corporation (the “Company”) received from the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing.

In connection with the responses to your comments contained within Ms. Cowen’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filing.

Very truly yours,

Pacific Entertainment Corporation

/s/ Klaus Moeller

Klaus Moeller, Chief Executive Officer